Desert Peak Minerals Inc.

1144 15th Street

Suite 2650

Denver, Colorado 80202

January 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Desert Peak Minerals Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-260166

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Desert Peak Minerals Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date first set forth above or at the earliest possible practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-260166), together with all exhibits thereto (the “Registration Statement”).

The Registration Statement has been inactive since the Registrant’s filing thereof on October 28, 2021 and has not been declared effective by the Commission. No sales of the Registrant’s securities have been completed pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement(s).

Thank you for your assistance with this request. If you have any questions or require any further information, please contact Scott D. Rubinsky at Vinson & Elkins L.L.P. at (713) 758-3287.

Very truly yours,

DESERT PEAK MINERALS INC.

By:	/s/ Christopher L. Conoscenti
Name:	Christopher L. Conoscenti
Title:	Chief Executive Officer

cc:	Scott D. Rubinsky, Vinson & Elkins L.L.P.